Exhibit 99.1

Vipshop Reports Unaudited Second Quarter 2022 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on August 19, 2022

Guangzhou, China, August 19, 2022 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended June 30, 2022.

Second Quarter 2022 Highlights

•	Total net revenues for the second quarter of 2022 were RMB24.5 billion (US$3.7 billion), as compared with RMB29.6 billion in the prior year period.

•	GMV[1] for the second quarter of 2022 was RMB40.6 billion, as compared with RMB48.1 billion in the prior year period.

•	Gross profit for the second quarter of 2022 was RMB5.0 billion (US$750.1 million), as compared with RMB6.0 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the second quarter of 2022 increased by 17.4% year over year to RMB1.3 billion (US$191.5 million) from RMB1.1 billion in the prior year period.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the second quarter of 2022 increased by 8.4% year over year to RMB1.6 billion (US$237.7 million) from RMB1.5 billion in the prior year period.

•	The number of active customers[3] for the second quarter of 2022 was 41.7 million, as compared with 51.1 million in the prior year period.

•	Total orders[4] for the second quarter of 2022 were 186.3 million, as compared with 221.5 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, offline stores, Shan Shan Outlets and city outlets during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores, Vipmaxx offline stores, Shan Shan Outlets and the city outlets in Hefei, Anhui province that is operated by the Company, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investment, (iii) investment loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.
[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “Our second quarter results came in better than expected, driven by improving macro conditions with the COVID-19 pandemic effectively under control. Our business demonstrated strong execution and flexibility in helping our brand partners navigate through an uncertain environment with extensive support, while securing more supply of merchandise that appeal to the value of our customers. In addition, we have been refreshing our brand mix with new trendy and higher-end brands that cater to different customer groups. Our high-value customers continued to grow and showed resilient spending power. While macro uncertainties could linger ahead, we are steadfast in positioning ourselves for more opportunities in discount retail, adapting our business as needed to best serve our brand partners and customers.”

Mr. David Cui, Chief Financial Officer of Vipshop, further commented, “In the second quarter, we delivered solid profitability on top of decent topline performance that beat our prior guidance, thanks to our relentless efforts to drive operational efficiency. Our bottom-line and the overall margins achieved year-over-year increases as a result of effective cost savings and rational spending. In addition, we were committed to our share buyback plan and had repurchased US$177.1 million of our ADSs during the quarter. Looking ahead, we are confident to maintain healthy and sustainable profitability and create long-term value to our shareholders.”

Second Quarter 2022 Financial Results

REVENUES

Total net revenues for the second quarter of 2022 were RMB24.5 billion (US$3.7 billion), as compared with RMB29.6 billion in the prior year period, primarily attributable to soft consumer demand for discretionary categories amid a challenging macro environment with the COVID-19 resurgence in China.

GROSS PROFIT

Gross profit for the second quarter of 2022 was RMB5.0 billion (US$750.1 million), as compared with RMB6.0 billion in the prior year period. Gross margin for the second quarter of 2022 increased to 20.5% from 20.1% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the second quarter of 2022 decreased by 18.7% year over year to RMB3.9 billion (US$588.0 million) from RMB4.8 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the second quarter of 2022 decreased to 16.1% from 16.4% in the prior year period.

•

Fulfillment expenses for the second quarter of 2022 decreased by 13.7% year over year to RMB1.8 billion (US$265.2 million) from RMB2.1 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the second quarter of 2022 was 7.2%, as compared with 6.9% in the prior year period.

•

Marketing expenses for the second quarter of 2022 decreased by 60.5% year over year to RMB555.6 million (US$82.9 million) from RMB1.4 billion in the prior year period, primarily attributable to more prudent marketing strategy. As a percentage of total net revenues, marketing expenses for the second quarter of 2022 decreased to 2.3% from 4.8% in the prior year period.

•

Technology and content expenses for the second quarter of 2022 increased by 11.3% year over year to RMB411.8 million (US$61.5 million) from RMB369.9 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the second quarter of 2022 increased to 1.7% from 1.2% in the prior year period.

•

General and administrative expenses for the second quarter of 2022 were RMB1.2 billion (US$178.4 million), as compared with RMB1.0 billion in the prior year period. As a percentage of total net revenues, general and administrative expenses for the second quarter of 2022 was 4.9%, as compared with 3.4% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the second quarter of 2022 was RMB1.3 billion (US$189.4 million), as compared with RMB1.5 billion in the prior year period. Operating margin for the second quarter of 2022 increased to 5.2% from 5.0% in the prior year period.

Non-GAAP income from operations5 for the second quarter of 2022, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was RMB1.6 billion (US$231.6 million), as compared with RMB1.7 billion in the prior year period. Non-GAAP operating margin6 for the second quarter of 2022 increased to 6.3% from 5.9% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the second quarter of 2022 increased by 17.4% year over year to RMB1.3 billion (US$191.5 million) from RMB1.1 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the second quarter of 2022 increased to 5.2% from 3.7% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the second quarter of 2022 increased to RMB1.97 (US$0.29) from RMB1.56 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the second quarter of 2022, which excluded (i) share-based compensation expenses, (ii) impairment loss of investment, (iii) investment loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments, increased by 8.4% year over year to RMB1.6 billion (US$237.7 million) from RMB1.5 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the second quarter of 2022 increased to 6.5% from 5.0% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the second quarter of 2022 increased to RMB2.45 (US$0.37) from RMB2.10 in the prior year period.

For the quarter ended June 30, 2022, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 649,671,995.

[5]

Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

[6]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

BALANCE SHEET AND CASH FLOW

As of June 30, 2022, the Company had cash and cash equivalents and restricted cash of RMB17.3 billion (US$2.6 billion) and short term investments of RMB4.1 billion (US$615.4 million).

For the quarter ended June 30, 2022, net cash generated from operating activities was RMB4.5 billion (US$666.7 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended
	June 30, 2021 RMB’000	June 30, 2022 RMB’000	June 30, 2022 US$’000
Net cash generated from operating activities	1,996,409	4,465,779	666,723
Reconciling items:
Net impact from Internet financing activities[11]	(21,535)	107,151	15,997
Capital expenditures	(637,190)	(1,311,564)	(195,811)

Free cash inflow	1,337,684	3,261,366	486,909

For the trailing twelve months ended
	June 30, 2021 RMB’000	June 30, 2022 RMB’000	June 30, 2022 US$’000
Net cash generated from operating activities	9,987,575	8,456,749	1,262,559
Reconciling items:
Net impact from Internet financing activities[11]	(344,367)	232,857	34,765
Capital expenditures	(2,497,859)	(4,165,254)	(621,856)

Free cash inflow	7,145,349	4,524,352	675,468

Share Repurchase Program

On March 31, 2022, the Company announced a share repurchase program authorized by its board of directors under which the Company may repurchase up to US$1 billion of its ADSs or Class A ordinary shares for a 24-month period. As of June 30, 2022, the Company had repurchased US$177.1 million of its ADSs under the program.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Environment, Social and Governance

On July 8, 2022, Vipshop was named Forbes China’s 2022 Best Employer and 2022 Most Sustainable Employer. The awards recognized the Company’s best practices in talent mangement and its commitment to sustainable development.

Business Outlook

For the third quarter of 2022, the Company expects its total net revenues to be between RMB21.2 billion and RMB22.4 billion, representing a year-over-year decrease rate of approximately 15% to 10%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the effective noon buying rate on June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2022, or at any other rate.

Conference Call Information

The Company will hold a conference call on Friday, August 19, 2022 at 7:30 am US Eastern Time, 7:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BIb9eec4ae01f249d6bc23e596cc164be4

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/853ts7kw. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investment, (iii) investment loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenues Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation, (ii) impairment loss of investment, (iii) investment loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) impairment loss of investment, (iii) investment loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure,technology platform and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022
	RMB’000	RMB’000	RMB’000	USD’000
Product revenues	28,226,826	23,926,432	23,160,136	3,457,717
Other revenues (1)	1,380,876	1,318,086	1,375,118	205,300

Total net revenues	29,607,702	25,244,518	24,535,254	3,663,017

Cost of revenues	(23,650,875)	(20,236,053)	(19,510,909)	(2,912,902)

Gross profit	5,956,827	5,008,465	5,024,345	750,115

Operating expenses:
Fulfillment expenses (2)	(2,057,504)	(1,694,943)	(1,776,011)	(265,151)
Marketing expenses	(1,407,584)	(759,275)	(555,570)	(82,944)
Technology and content expenses	(369,936)	(390,371)	(411,756)	(61,474)
General and administrative expenses	(1,011,849)	(1,054,714)	(1,195,167)	(178,434)

Total operating expenses	(4,846,873)	(3,899,303)	(3,938,504)	(588,003)

Other operating income	360,554	173,452	182,444	27,238

Income from operations	1,470,508	1,282,614	1,268,285	189,350
Investment loss and revaluation of investments	(74,173)	(34,458)	(7,344)	(1,096)
Impairment loss of investments	(161,734)	0	(50,000)	(7,465)
Interest expense	(1,614)	(4,735)	(6,494)	(970)
Interest income	160,114	199,694	189,982	28,364
Exchange gain(loss)	(50,684)	(12,182)	217,299	32,442

Income before income tax expense and share of income (loss) of equity method investees	1,342,417	1,430,933	1,611,728	240,625
Income tax expenses	(312,749)	(291,843)	(296,717)	(44,299)
Share of income (loss) of equity method investees	55,596	(43,006)	(27,885)	(4,163)

Net income	1,085,264	1,096,084	1,287,126	192,163
Net loss(income) attributable to non-controlling interests	7,218	(421)	(4,236)	(632)

Net income attributable to Vipshop’s shareholders	1,092,482	1,095,663	1,282,890	191,531
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	137,142,451	135,256,731	129,149,941	129,149,941
—Diluted	140,259,115	136,053,727	129,934,399	129,934,399
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	7.97	8.10	9.93	1.48
Net income attributable to Vipshop’s shareholders—Diluted	7.79	8.05	9.87	1.47
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	1.59	1.62	1.99	0.30
Net income attributable to Vipshop’s shareholders—Diluted	1.56	1.61	1.97	0.29

(1)

Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets, fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)

Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.5 billion, RMB 1.2 billion and RMB 1.3 billion in the three month periods ended June 30, 2021, March 31, 2022 and June 30, 2022, respectively.

(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022
	RMB’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	22,336	18,267	19,362	2,891
Marketing expenses	4,153	2,365	3,839	573
Technology and content expenses	67,238	55,207	68,930	10,291
General and administrative expenses	163,899	161,832	190,668	28,466

Total	257,626	237,671	282,799	42,221

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	16,297,410	16,289,127	2,431,903
Restricted cash	873,859	1,058,136	157,976
Short term investments	5,381,618	4,121,790	615,367
Accounts receivable, net	459,128	324,108	48,388
Amounts due from related parties, net	637,825	1,014,094	151,400
Other receivables and prepayments, net	2,326,866	2,108,054	314,724
Loan receivables, net	131	84	13
Inventories	6,865,108	5,197,534	775,971

Total current assets	32,841,945	30,112,927	4,495,742

NON-CURRENT ASSETS
Property and equipment, net	14,376,712	14,855,278	2,217,835
Deposits for property and equipment	382,121	260,780	38,933
Land use rights, net	6,612,165	7,127,268	1,064,073
Intangible assets, net	320,943	338,507	50,538
Investment in equity method investees	2,476,868	2,637,931	393,833
Other investments	2,482,911	2,358,148	352,062
Other long-term assets	296,366	70,888	10,583
Goodwill	589,165	589,165	87,960
Deferred tax assets, net	760,023	885,470	132,197
Operating lease right-of-use assets	1,148,322	732,726	109,393

Total non-current assets	29,445,596	29,856,161	4,457,407

TOTAL ASSETS	62,287,541	59,969,088	8,953,149

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,975,184	1,778,639	265,544
Accounts payable	13,144,935	12,293,624	1,835,390
Advance from customers	1,828,781	1,317,910	196,759
Accrued expenses and other current liabilities	7,658,677	7,296,673	1,089,365
Amounts due to related parties	429,088	124,921	18,650
Deferred income	449,693	379,651	56,680
Operating lease liabilities	284,659	112,464	16,790

Total current liabilities	25,771,017	23,303,882	3,479,178

NON-CURRENT LIABILITIES
Deferred tax liability	437,202	419,270	62,595
Deferred income-non current	1,026,155	1,395,111	208,285
Operating lease liabilities	952,813	686,965	102,561
Other long term liabilities	272,038	—	—

Total non-current liabilities	2,688,208	2,501,346	373,441

TOTAL LIABILITIES	28,459,225	25,805,228	3,852,619

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, 122,975,885 and 123,597,713 shares issued, of which 120,232,895 and 111,561,045 shares were outstanding as of December 31, 2021 and June 30, 2022, respectively)	80	80	12
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	11	11	2
Treasury shares, at cost (2,742,990 and 12,036,668 Class A shares as of December 31, 2021 and June 30, 2022, respectively)	-1,927,719	-4,358,656	-650,730
Additional paid-in capital	12,227,637	12,649,250	1,888,483
Retained earnings	22,421,488	24,800,041	3,702,549
Accumulated other comprehensive loss	-88,599	-237,746	-35,495
Non-controlling interests	1,195,418	1,310,880	195,709

Total shareholders’ equity	33,828,316	34,163,860	5,100,530

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	62,287,541	59,969,088	8,953,149

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB’000	RMB’000	USD’000
Income from operations	1,470,508	1,268,285	189,350
Share-based compensation expenses	257,626	282,799	42,221
Amortization of intangible assets resulting from business acquisitions	5,896	—	—

Non-GAAP income from operations	1,734,030	1,551,084	231,571

Net income attributable to Vipshop’s shareholders	1,092,482	1,282,890	191,530
Share-based compensation expenses	257,626	282,799	42,221
Impairment loss of investments	161,734	50,000	7,465
Investment loss and revaluation of investments excluding dividends	103,043	9,884	1,476
Reconciling items on the share of equity method investments(4)	(50,009)	(31,777)	(4,744)
Amortization of intangible assets resulting from business acquisitions	5,896	—	0
Tax effects on non-GAAP adjustments	(101,261)	(1,387)	(207)

Non-GAAP net income attributable to Vipshop’s shareholders	1,469,511	1,592,409	237,741

(4)	To exclude the GAAP to non-GAAP reconciling items relating to investment loss and revaluation of investments on the share of equity method investments.

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	137,142,451	129,149,941	129,149,941
—Diluted	140,259,115	129,934,399	129,934,399
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	10.72	12.33	1.84
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	10.48	12.26	1.83
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.14	2.47	0.37
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	2.10	2.45	0.37